October 6, 2009

Delivery via EDGAR
Mr. John Cannarella
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	South Texas Oil Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 1-33777

Dear Mr. Cannarella,

We have received a comment letter dated September 16, 2009, from your division regarding the above referenced periodic reports for South Texas Oil Company.  We initially replied to your office by letter dated September 28, 2009 that we intended to provide on October 7, 2009 our response to your comments.

With further consideration of the Company’s current involvement in responding to an involuntary bankruptcy petition filed against its wholly owned subsidiary STO Operating Company, we hereby provide notice that we must postpone to October 21, 2009 our response to each of the items noted in your comment letter.

Please direct any questions or comments regarding this correspondence to me at (210) 545-5994.

Sincerely,

/s/ Sherry Spurlock

Sherry Spurlock
Chief Financial Officer

300 E. Sonterra Blvd., Suite 1220 * San Antonio, Texas 78258 * Tel: (210) 545-5994 * Fax: (210) 545-3317